

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2020

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

   Re: The OLB Group, Inc.
     Amendment No.9 to Registration Statement on Form S-1
     Filed July 27, 2020
     File No. 333-232368

Dear Mr. Yakov:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Form S-1 Filed July 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Uncertainties, page 59

1. Throughout the filing you state that the number of transactions and resulting revenues were approximately 15% lower in March 2020 than February 2020 and 40% lower in April 2020 than March 2020. Please update your disclosures throughout to include a discussion of the impact of COVID-19 to your May and June 2020 transaction volumes and related revenues and explain how your second quarter results may compare to the same period in fiscal 2019. Also, clarify how this updated information might impact the company's results of operations and liquidity.

Description of the Securities We are Offering
Series A Warrants, page 95

2. Please clarify whether the Series A Warrants have terms similar to the Series B Warrants such that holders may exercise such warrants on a cashless basis if you fail to maintain a current prospectus or a prospectus relating to the common stock issuable upon the exercise of the Series B Warrants. If so, revise your disclosures accordingly. If not, tell us whether you intend to classify such warrants as liabilities upon issuance. In this regard, because these warrants are part of the units being registered in this offering, you will be required to deliver registered shares upon issuance. As such, please tell us how you considered the guidance in ASC 815-40-25-16 or explain what other guidance was considered in the intended accounting for such warrants. To the extent the Series A Warrants will require liability classification, please revise your Capitalization table disclosures accordingly.

Notes to the Consolidated Financial Statements (unaudited)
Note 10. Subsequent Events, page F-43

3. We note that the conversion terms of certain outstanding debt were recently amended such that Messrs. Herzog and Yakov will receive both Series A preferred stock and conversion warrants. Please tell us whether this revision resulted in such debt having a beneficial conversion feature pursuant to ASC 470-20-30-3 and if material, revise to include a quantified discussion of such impact on your financial statements. Refer to ASC 855-10-50-2(b). Similar disclosures may be necessary in the forepart of the filing as well.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney Advisor at (202) 551-3447 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Barry I. Grossman